March 7, 2011

Document Security Systems, Inc.
28 East Main Street, Suite 1525
Rochester, New York, 14614

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

RE:        Document Security Systems, Inc.
Registration Statement on Form S-3
Amendment Number 1
File Number 333-171940

Attn:      Evan S. Jacobson
Division of Corporation Finance

Dear Mr. Jacobson:

In response to the Staff’s letter to us dated February 24, 2011, we are enclosing herewith Amendment No. 1 to the Registration Statement on Form S-3 for Document Security Systems, Inc. (the “Company”).  We will respond to the Staff’s comments in the same order as contained in the Staff’s letter to us.

1.     Comment:  General. In your Form 8-K filed on January 5, 2011, you state that the unregistered sale of securities to Fletcher International, Ltd. was made in reliance upon Rule 506 and Section 4(2) of the Securities Act of 1933. You do not appear to have filed a Form D in connection with the offering. Please file a Form D electronically, or tell us in your response letter why no such filing is required.

Response: We unnecessarily included Rule 506 as one of the exemptions for the unregistered sale of securities to Fletcher International, Ltd. (“Fletcher” or “Selling Security Holder”).   In fact, we relied upon Section 4(2) of the Securities Act of 1933 as a private placement not involving a public offering, as disclosed in our Form 8-K filed on February 24, 2011.  Fletcher is a well-seasoned, fully-accredited private equity firm and was provided all information requested by it.  Fletcher reviewed all of the Company’s filings with the Commission and was represented by its own counsel. Accordingly, we believe the sale to Fletcher was exempt from the registration requirements of the Securities Act of 1933, as amended.  The securities issued to Fletcher contained the appropriate restrictive legends thereon.

2.     Comment:  Facing Sheet of Registration Statement. We note your reference to Securities Act Rule 416 in footnote 1 to the fee table. Please note that you may not rely on Rule 416 to register for resale an indeterminate number of shares of common stock that you may issue under a conversion formula based on fluctuating market prices; you must register for resale the maximum number of shares that you think you may issue on conversion, based on a good-faith estimate and, if the estimate turns out to be insufficient, you must file a new registration statement to register the additional shares for resale.

Response:  We have revised the “Calculation of Registration Fee” on the cover page of the Registration Statement to register for resale a fixed maximum number of shares issued in name to Fletcher upon conversion.

3.     Comment:  “We have a significant amount of indebtedness…” page 6. You state that you have not made interest payments on the credit facility and have had to obtain a default waiver in the past, including as of September 30, 2010. In your response letter, please provide us with a detailed analysis supporting your eligibility to use Form S-3, focusing on whether any such defaults, in the aggregate, are material to the financial position of your company and its consolidated and unconsolidated subsidiaries, taken as a whole.

Response:  The Company notes that our disclosure in our Risk Factor “We have a significant amount of indebtedness and may be unable to satisfy our obligations to pay interest and principal thereon when due” on page 6 indicated that we were in default of our Credit Facility Agreement, however, in accordance with our Credit Facility Agreement, we were not in default since the creditor never delivered formal notice of default. Under the provisions of the agreement, default for failure to pay interest is not triggered until 30 days after a formal notice of default is delivered to us by the Creditor.  Therefore, in accordance with the Guidance provided under Question 115.11 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Forms, the Company is not legally in default of the agreement.  The Company voluntarily sought and received waivers from the creditor each quarter, and in the spirit of full disclosure, we decided to disclose the waivers that we obtained.    Furthermore, the Company has considered the non-payment of interest under its revolving line of credit to be non-material to its financial position.   The amount of unpaid interest as of September 30, 2010 was approximately $167,000, which represented approximately 1.6% of total assets.   As of December 31, 2010, the amount of unpaid interest was approximately $172,000 which represents approximately 1.3% of total assets.    We have eliminated the language in the applicable Risk Factor to avoid confusion as to the actual legal status of the Credit Facility in question.

4.     Comment: Selling Stockholder, page 12. Please revise to identify the person or persons who have voting or investment control over your securities that are owned by the selling security holder.

Response: We have added footnote 4 to the beneficial ownership table contained in the “SELLING SECURITY HOLDER” section of the amended S-3 to identify the person or persons who have voting or investment control over our securities that are owned by the selling security holder. Please note that we have changed the heading of this Section from “SELLING STOCKHOLDER” to “SELLING SECURITY HOLDER” to maintain consistency with previously defined terms in the S-3. All references in the amended S-3 to “Selling Stockholder” are now to “Selling Security Holder”.

5.     Comment: Selling Stockholder, page 12.  It appears that the selling security holder is not registering all of the shares it owns in the offering. If correct, please revise the table to disclose the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. See Item 507 of Regulation S-K.

Response: The Selling Security Holder has disclaimed beneficial ownership of the shares that it could potentially acquire in the offering due to a clause in the purchase agreement that limits its ownership to no more that 9.9% of the Company’s outstanding shares at any given time.  Therefore, as of the date of the prospectus, the number of shares deemed to be beneficially owned is calculated as 2,059,374, as disclosed in footnote 2 of the beneficial ownership table contained in the SELLING SECURITY HOLDER section of the amended S-3. This limitation of beneficial ownership is consistent with the Guidance contained in Question 105.03 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Exchange Act Sections 13(d) and 13(g), Regulation 13D-G beneficial ownership reporting and related Schedules 13D and 13G.

6.     Comment: Documents Incorporated by Reference, page 16.  Please consider revising this section to add language stating that all filings made by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus.

Response:  We have revised this section to add language stating that all filings made by us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed incorporated by reference into the prospectus.

7.     Comment. Undertakings, page 20.  The language following undertaking 1(c) varies from the language set forth in Item 512 of Regulation S-K. Please revise.

Response:  We have revised the language in paragraph 1(c) of the undertakings to be consistent with the language of Item 512 of Regulation S-K.

8.     Comment.  Undertakings, page 20. We note that you have not included the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K. Please revise or advise.

Response: We have included the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

9.     Comment: Signatures, page 21.  You have not identified the person signing the registration statement in the capacity of controller or principal accounting officer.

Response: We have revised the signature line for Philip Jones to reflect that he is CFO and Principal Accounting Officer of the Company.

10.   Comment: Exhibit 5.1. The first paragraph refers to an aggregate offering price of up to $7,487,000 of common stock. Please ensure that counsel’s opinion is revised to describe the current resale offering.

Response:  Our counsel has revised his  opinion to describe the current resale offering.

11.   Comment: Exhibit 5.1.  Please ensure that counsel opines, if true, that: (i) the shares of common stock are validly issued, fully-paid and non-assessable, and that (ii) when issued in accordance with the provisions of the warrant agreement as described in the prospectus, the warrant shares will be validly issued, fully-paid and non-assessable.

Response:  Our counsel revised his opinion, as requested by the Staff in comment 11.

12.   Comment: Exhibit 5.1. We note counsel’s statement that he is licensed to practice law “solely” in the state of Colorado. Please ensure that counsel removes this apparent qualification; we will not object if counsel removes the word “solely”.

Response:  Our counsel removed the word “solely” from the discussion concerning counsel’s license to practice law in the state of Colorado.

Should you have any questions with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Patrick White

Chief Executive Officer